

Mail Stop 3720

September 9, 2009

Dr. Marvin S. Hausman, M.D.
Chief Executive Officer
Total Nutraceutical Solutions, Inc.
2811 Reidville Road
Ste. 23,
Spartanburg, SC 29301

       Re: Total Nutraceutical Solutions, Inc.
       Item 4.01 Form 8-K
       Filed: August 7, 2009
       File No. 0-52864

Dear Dr. Hausman:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director